19008120

E.L.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~ ✱
PART III

SEC FILE NUMBER
~~8-049568~~ 8-49568

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LoCorr Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

687 Excelsior Blvd
(No. and Street)

Excelsior (City) Minnesota (State) 55331 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon C. Essen (952)767-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jon C. Essen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LoCorr Distrubitors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JONATHAN A LAUDERDALE-MORROW
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/2023

Signature

Cheif Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
LoCorr Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LoCorr Distributors, LLC (the "Company") as of December 31, 2018, the related statements of operations, income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville + Company

We have served as the Company's auditor since 2012
Abington, Pennsylvania
February 27, 2019

LoCorr Distributors, LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	869,172
Accounts receivable		284,821
Receivable from related entity		375,607
Receivable from non-customer		320,318
Furniture and equipment - at cost $243,275 less accumulated depreciation of $15,144		228,131
Software - at cost $24,100 less accumulated amortization of $24,100		-
Prepaid expenses		538,888
Total assets	$	2,616,937
Liabilities and Member's Equity		
Liabilities		
Commissions payable	$	500,159
Accounts payable and accrued expenses		155,869
Total liabilities		656,028
Member's equity		1,960,909
Total liabilities and member's equity	$	2,616,937

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC

Statement of Income

For the Year Ended December 31, 2018

Revenue	
Commissions	$ 6,433,380
Total revenue	6,433,380
Expenses	
Salaries, commissions and benefits	3,146,063
Marketing and promotional expenses	220,321
Rent and occupancy costs	478,700
Regulatory costs	41,071
Technology and communications expenses	183,547
Travel expenses	1,258,152
Other expenses	244,446
Total expenses	5,572,300
Net income	$ 861,080

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

Balance at January 1, 2018	$ 1,099,829
Net income	861,080
Distribution to parent	-
Balance at December 31, 2018	$ 1,960,909

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC
Statement of Changes in Liabilites Subordinated to Claims of General Creditors
For the Year Ended December 31, 2018

Subordinated borrowings at January 1, 2018	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2018	$	-

The accompanying notes are an integral part of these financial statements.

LoCorr Distributors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net income	$	861,080
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Depreciation & amortization		892
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable		931
Due from related entity		35,907
Prepaid expenses		(478,165)
Increase (decrease) in liabilities:		
Commissions payable		(29,286)
Accounts payable and accrued expenses		(22,713)
Net cash flow provided by operating activities		368,646
Cash flows from investing activities:		
Purchase of propoerty and equipment		(125,505)
Net cash flow used in investing activities		(125,505)
Cash flows from financing activities:		
Distribution to parent		-
Net cash flow used in financing activities		-
Net increase in cash		243,141
Cash at beginning of year		626,031
Cash at end of year	$	869,172
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. Organization

LoCorr Distributors, LLC ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (NFA). The Company is incorporated under the laws of the state of Minnesota and is a wholly-owned subsidiary of Octavus Group, LLC (Parent) and acts as a wholesaler of alternative investments. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents.

Cash and Cash Equivalents – The Company includes as cash and cash equivalents amounts invested in money market funds.

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded as earned.

Income taxes – No provision for income taxes is presented in these financial statements as income or loss from operations is includable in the member's income tax return.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management of the Company to analyze all open tax years, fiscal years 2015-2018, as defined by IRS statute of limitations for all major industries, including federal tax authorities and certain state tax authorities. As of and during the period ended December 31, 2018, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months.

Property and Equipment – Property and equipment consists of office furniture and equipment and is recorded at cost and reduced by accumulated depreciation. Depreciation is calculated using the straight-line method over five years, the estimated useful life of the assets. Depreciation expense for the year ended December 31, 2018 was $0.

Software – Software consists of program customization and implementation costs and is recorded at cost and reduced by accumulated amortization. Amortization is calculated using the straight-line method over three years, the estimated useful life of the assets. Amortization expense for the year ended December 31, 2018 was $893.

Adoption of New Accounting Standard - On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers, and the related amendments to all contracts using the full retrospective method. There were no adjustments required related to the adoption of ASC 606.

2. Summary of Significant Accounting Policies (Continued)

Off balance sheet loss and credit risk – The Company had no transactions involving derivatives and other off balance sheet financial instruments such as futures, exchange trades, over the counter options or mortgage backed securities and no off-balance sheet credit risk at December 31, 2018.

Accounts Receivables and Credit Policies – The receivable balance represents amounts due for monthly and quarterly fees from clients. Accounts receivable are stated at the amount billed. Management individually reviews all receivable balances and estimates an allowance if necessary. In the opinion of management at December 31, 2018, all receivables were considered collectible and no allowance was necessary.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events, through February 27, 2019, the date at which the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of section (k)(1) of SEC Rule 15c3-3.

4. Net Capital Requirements

Pursuant to the net capital provisions of the SEC and NFA, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018 the Company had net capital and capital of $533,462 which was $488,462 in excess of its required net capital of $45,000. The Company's net capital ratio was 1.23 to 1.

5. Operating Lease

The Company operates in office space leased by its Parent under a lease that expires October 31, 2024. The Company's rent expense for the year ending December 31, 2018 was $478,700. Minimum future rentals under this lease are as follows at December 31, 2018:

2019: $ 480,000
2020: $ 480,000
2021: $ 480,000
2022: $ 480,000
2023: $ 480,000
Thereafter: $ 400,000

6. Related Party Transactions

The Company's Parent entity, through its wholly-owned subsidiary LoCorr Fund Management, LLC ("LFM"), a registered investment advisor, provides advisory services to LoCorr Investment Trust. LFM also has a minority investment in LoCorr Investment Trust for the year ended December 31, 2018. The Company shares services with a related party and invoices the related party for the shared cost. For the year ended December 31, 2018, shared services invoices totaled $5,576,719. The Company believes that the shared services receivable of $375,607 at December 31, 2018 is fully collectible. The Company also receives commissions based on a percentage of assets under management by LFM each period. For the year ended December 31, 2018, commissions totaled $5,841,762. The Company believes that the commissions receivable of $320,318 at December 31, 2018 is fully collectible.

7. Concentrations

The Company earned approximately 91% of its commission income and had 92% of its accounts receivables from LoCorr Investment Trust and LoCorr Fund Management for the year ended and as of December 31, 2018. The Company also earned 9% of its commission income and had 8% of its accounts receivables from another client for the year ended and as of December 31, 2018.

8. Recently Issued Accounting Pronouncement

New Accounting Standard Not Yet Adopted - In February 2016, the FASB issued ASU 2016-02, which created ASC 842, Leases. The new standard requires the lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on the statement of financial condition. The new standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company does not expect that ASC 842 will have an effect on its financial statements.

LoCorr Distributors, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total member's equity	$	1,960,909
Deduct member's equity not allowable for Net Capital:		-
Total member's equity qualified for Net Capital		1,960,909
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		284,821
Receivable from related entity		375,607
Furniture and equipment, net		228,131
Software, net		-
Prepaid expenses		538,888
Total non-allowable assets		1,427,447
Net Capital	$	533,462
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Commissions payable	$	500,159
Accounts payable and accrued expenses		155,869
Total aggregate indebtedness	$	656,028
Percentage of aggregate indebtedness to Net Capital		123%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

LoCorr Distributors, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $656,028)	$	43,735
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	45,000
Net Capital requirement	$	45,000
Excess Net Capital	$	488,462
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	467,859

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

LoCorr Distributors, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirement Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
LoCorr Distributors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) LoCorr Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3-(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville + Company

Abington, Pennsylvania
February 27, 2019

LoCORR™
DISTRIBUTORS

Date: February 27, 2019

Exemption report:

In accordance with the FINRA membership agreement applicable to LoCorr Distributors, LLC ("LoCorr"), it is designated to operate under the exemptive provision of paragraph (k)(1). LoCorr does not handle cash or securities on behalf of customers. Therefore, to the best knowledge and belief of LoCorr it is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2018 without exception.

Jon C Essen, Chief Financial Officer

687 Excelsior Blvd | Excelsior, MN 55331 | main: 952.767.6900 toll-free: 888.628.2887 | www.LoCorrFunds.com